Exhibit 21.1

MSGS Spinco, Inc.

Subsidiaries

ENTITY NAME	STATE/COUNTRY FORMED
3292592 Nova Scotia Company	Nova Scotia

Hartford Wolfpack, LLC	DE

MSG NYR Holdings, LLC	DE

MSGR Music, LLC	DE

MSGR Publishing, LLC	DE

MSGR Songs, LLC	DE

MSG Training Center, LLC	DE

New York Rangers, LLC	DE

Rangers Holdings, LLC	DE